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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------
                                SCHEDULE 13E-3/A
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               (AMENDMENT NO. 11)
                                   ---------
                  IDS/SHURGARD INCOME GROWTH PARTNERS, L.P. II
                                (NAME OF ISSUER)

                         SHURGARD STORAGE CENTERS, INC.
                  IDS/SHURGARD INCOME GROWTH PARTNERS L.P. II
                          SHURGARD ASSOCIATES L.P. II
                         SHURGARD GENERAL PARTNER, INC.
                                CHARLES K. BARBO
                       (NAME OF PERSON FILING STATEMENT)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (TITLE OF CLASS OF SECURITIES)
                                  ------------
                                   448933-101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             KRISTIN H. STRED, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                         1201 THIRD AVENUE, SUITE 2200
                           SEATTLE, WASHINGTON 98101
                                 (206) 624-8100
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
          AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                   COPIES TO:
                             JEFFREY T. PERO, ESQ.
                            WILLIAM J. CERNIUS, ESQ.
                                LATHAM & WATKINS
                             650 TOWN CENTER DRIVE
                                TWENTIETH FLOOR
                          COSTA MESA, CALIFORNIA 92626
                                 (714) 540-1235

    This statement is filed in connection with (check the appropriate box):

    a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

    b. /X/ The filing of a registration statement under the Securities Act of 1933.

    c.  / /  A tender offer.

    d.  / /  None of the above.

    Check the following box if soliciting material or information statement referred to in checking box (a) are preliminary copies: / /

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    Shurgard  Storage  Centers, Inc.,  a  Delaware corporation  (the "Company"), hereby amends its Rule 13e-3 Transaction Statement on Schedule 13E-3, originally filed with the Securities and Exchange Commission on July 2, 1996 (the "Schedule 13E-3"), with respect to the Company's acquisition of the entire limited
partnership   interest  in  IDS/Shurgard  Income  Growth  Partners  L.P.  II,  a
Washington limited partnership (the "Partnership").

    The first step of the acquisition was the Company's purchase of 37,164 units of limited partnership interest (the "Units") in the Partnership at a price of $222 net per Unit in cash, without interest, pursuant to a tender offer.

    The second step of the acquisition will be, if all applicable conditions are satisfied, the merger of the Partnership with and into the Company (the "Merger") pursuant to the terms of the Acquisition Agreement dated July 1, 1996, by and among the Company, the Partnership, IDS/Shurgard Income Growth Partners L.P. and IDS/Shurgard Income Growth Partners L.P. III.

    The Proxy Statement/Prospectus (the "Proxy Statement/Prospectus"), Letter to Unitholders and Notice of Special Meeting, each attached hereto, which relate to the solicitation of Unitholder approval of the Acquisition Agreement and the transactions contemplated thereby, including the Merger, are being filed jointly under Section 13(a) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, as part of this Rule 13E-3 Transaction Statement and under the Securities Act of 1933, as amended, as part of the Company's Amendment No. 2 to Form S-4 Registration Statement ("Amendment No. 2").

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3.  PAST CONTACTS, OFFERS OR NEGOTIATIONS.

    Item 3 is hereby amended to add the following as additional information:

    (a)-(b) The information set forth in "BACKGROUND AND REASONS FOR THE MERGERS -- Background" of the Proxy Statement/Prospectus is incorporated herein by reference.

4.  TERMS OF THE MERGER.

    Item 4 is hereby amended to add the following as additional information:

    (a) The information set forth on the cover page and in "SUMMARY -- The Mergers" and "THE SPECIAL MEETINGS" of the Proxy Statement/Prospectus is incorporated herein by reference.

    (b) The information set forth in "CONFLICTS OF INTEREST" of the Proxy Statement/Prospectus is incorporated herein by reference.

5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    Item 5 is hereby amended to add the following as additional information:

    (d) The information set forth on the cover page and in "SUMMARY -- Risk Factors," "RISK FACTORS" and "BACKGROUND AND REASONS FOR THE MERGERS -- Expected Benefits From the Mergers" of the Proxy Statement/Prospectus is incorporated herein by reference.

6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 6 is here by amended to add the following as additional information:

    (a),(c) The information set forth in "SOURCE AND AMOUNT OF FUNDS" of the Proxy Statement/Prospectus is incorporated herein by reference.

7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

    Item 7 is hereby amended to add the following as additional information:

    (b) The information set forth in "SUMMARY -- Alternatives to the Mergers," and "BACKGROUND AND REASONS FOR THE MERGERS -- Alternatives to the Mergers" of the Proxy Statement/Prospectus is incorporated herein by reference.

    (d) The information set forth on the cover page and in "SUMMARY -- Expected Benefits From the Mergers" and "BACKGROUND AND REASONS FOR THE MERGERS -- Expected Benefits From the Mergers" of the Proxy Statement/Prospectus is incorporated herein by reference.

8.  FAIRNESS OF THE MERGER.

    Item 8 is hereby amended to add the following as additional information:

    (a)-(b) The information set forth in "SUMMARY -- Risk Factors," "RISK FACTORS," "BACKGROUND AND REASONS FOR THE MERGERS" and "FAIRNESS OF THE MERGERS" of the Proxy Statement/Prospectus is incorporated herein by reference.

10.  INTEREST IN SECURITIES OF THE ISSUER.

    Item 10 is hereby amended to add the following as additional information:

    The  information  set  forth  in  "SUMMARY,"  "THE  SPECIAL  MEETINGS"   and
"CONFLICTS OF INTEREST" of the Proxy Statement/Prospectus is incorporated herein by reference.

11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

    Item 11 is hereby amended to add the following as additional information:

    The  information  set  forth  in  "CONFLICTS  OF  INTEREST"  of  the   Proxy
Statement/Prospectus is incorporated herein by reference.

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14.  FINANCIAL INFORMATION.

    Item 14 is hereby amended to add the following as additional information:

    (a)-(b) The information set forth in "SUMMARY PRO FORMA CONSOLIDATED FINANCIAL DATA," "PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS" and "BUSINESS AND PROPERTIES OF THE PARTNERSHIPS" of the Proxy Statement/Prospectus is incorporated herein by reference.

16.  ADDITIONAL INFORMATION

    The additional information concerning the Merger which is set forth in the Proxy Statement/ Prospectus which is attached hereto as Exhibit 99.37 is incorporated herein by reference.

17.  MATERIAL TO BE FILED AS EXHIBITS.

    Item 17 is hereby amended to add the following as additional information:

99.37      Proxy  Statement/Prospectus  dated October  11, 1996  (incorporated by  reference to
            Amendment No. 2).

99.38      Letter to Unitholders dated October 11, 1996 (incorporated by reference to Amendment
            No. 2).

99.39      Notice of Special Meetings  of Unitholders dated October  11, 1996 (incorporated  by reference to Amendment No. 2).

99.40      Amended  and Restated Loan Agreement dated  September 9, 1996 among Shurgard Storage
            Centers, Inc. and Seafirst Bank, Key  Bank of Washington, U.S. Bank of  Washington,
            N.A. and LaSalle National Bank.

99.41      Letter to Financial Advisors (incorporated by reference to exhibit 99.5 to Amendment
            No. 2).

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 1996
                                          SHURGARD STORAGE CENTERS, INC.

                                          By:  /s/      HARRELL L. BECK

                                              ----------------------------------
                                               Name:  Harrell L. Beck
                                              Title:   Senior Vice President,
                                                       Chief Financial Officer
                                                       and Treasurer

                                          IDS/SHURGARD INCOME GROWTH
                                          PARTNERS L.P. II

                                               By: SHURGARD ASSOCIATES L.P. II

                                               By:  /s/     CHARLES K. BARBO

                                                  ------------------------------
                                                    Name:  Charles K. Barbo
                                                  Title:   General Partner

                                          SHURGARD ASSOCIATES L.P. II

                                          By:  /s/      CHARLES K. BARBO

                                              ----------------------------------
                                               Name:  Charles K. Barbo
                                              Title:   General Partner

                                          SHURGARD GENERAL PARTNER, INC.

                                          By:  /s/      HARRELL L. BECK

                                              ----------------------------------
                                               Name:  Harrell L. Beck
                                              Title:   Treasurer

                                          /s/       CHARLES K. BARBO

                                          --------------------------------------
                                          Name:  Charles K. Barbo
                                          Title:   General Partner

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